Filed by Starry Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: March 2, 2022

The Divide Podcast

Interview with Virginia Lam Abrams, Senior Vice President, Communications, Government Affairs & Strategic Advancement, Starry, Inc.

March 2, 2022

Nicole Ferraro, Podcast Host, The Divide (“Ferraro”): Hi, I’m Nicole Ferraro and this is “The Divide,” a podcast from Light Reading exploring the ongoing digital divide—why and where it still exists and what needs to be done to get people everywhere connected to reliable, high-speed internet. Today I’m delighted to welcome back to the podcast Virginia Lam Abrams, co-founder and SVP of Government Affairs and Strategic Advancement at Starry. We had Virginia on the show last year to talk about Starry’s work as a fixed wireless provider in the U.S., including with its Starry Connect Program, which brings affordable service to public housing. On today’s episode, we hear more about how and where Starry Connect has grown since then and how that program combined with federal efforts, like the Affordable Connectivity Program, are making a difference for low-income households when it comes to accessing broadband.

Virginia, thank you so much for joining me. Welcome back to the podcast.

Virginia Lam Abrams, Starry Senior Vice President of Government Affairs and Strategic Advancement (“Abrams”): Thanks Nicole. It’s great to be back. Still standing.

Ferraro: Unbelievable, all of us are still here. Wow. We’ll see you next year if we can make this a repeat performance. So, last time you were here, we talked about a lot of things with regard to Starry. One of those topics was Starry Connect which is what I want to start with today. So tell me—remind us again, what Starry Connect is and tell me a bit about how that program has grown and how many public housing developments you’re now working with and just anything new about the program since we last talked about it about a year ago.

Abrams: Thanks so much, Nicole, and really do appreciate having the opportunity to come back and talk about something that is really near and dear to my heart, which is bridging the digital divide. So, as you know, and maybe for folks who are listening for the first time, Starry Connect is Starry’s digital equity program that focuses on developing partnerships with public and affordable housing owners to be able to offer a high-quality, ultra-low-cost broadband service to their residents without requiring onerous things like credit checks or individual eligibility requirements or lengthy application processes. We launched this program in 2018, specifically because we saw a need in the marketplace. We were working with affordable housing owners and we noticed that many families didn’t have broadband and it wasn’t because they didn’t need it. It was because primarily, one, they couldn’t afford it or, two, they just couldn’t get access to it because they couldn’t pass a credit check or because they had owed the incumbent provider money in the past and just couldn’t get through that barrier. And so, we designed this program to partner directly with the housing owners and provide eligibility for our digital equity program based on the premise, not based on the individual household. And so, we launched then in 2018. We ended 2019 with 9,000 units in our program. And then of course, as we all know, in 2020, the very special year, we saw in dramatic fashion, how deep that digital divide was. And so, as a company, we made a commitment during that period to really accelerate the growth of our Starry Connect program and we ended 2020 with more than 29,000 units of housing in our program, which was a three-fold increase from the previous year. And 2021, I think last year when we were all hoping that we would see COVID in the rear view and, unfortunately, that was not the case. But we continue to double down on expanding our program and we ended 2021 with more than 55,000 units in our Starry Connect program and we’re continuing to expand our footprint in this program to as many public and affordable housing communities as possible. Today, we work with eight different public housing authorities and 45 different affordable housing partners and that ranges from nonprofit partners to privately-owned affordable housing and, again, public housing authorities, community development authorities, folks who are really committed to trying to solve the digital divide for their residents.

Ferraro: Wow, that’s really amazing. That’s a lot of growth in the last few years and very timely as you rightly say. I have one technical question. The FCC recently revised its rules on, you know, apartment partnerships with ISPs. Does that affect this program or anything you guys were doing?

Abrams: We were so grateful to see the FCC take action. And you’re referring specifically to the competitive access and multi-tenant environments order, which really is a building upon what the action that the Commission took in 2001, where they prohibited exclusive service agreements because the Commission recognized that having competition and choice was really in the best interest of consumers. And so, with this particular order, they are taking that next step in recognizing that there is an environment today in multi-tenant environments, in MDUs—so, for folks who aren’t accustomed to these acronyms, that just means apartment buildings—where incumbents have used exclusive, whether it’s a wiring agreements or revenue agreements or graduated revenue agreements, really to block out competition into block choice. And, the Commission’s action on this we believe is going to benefit not just public and affordable housing, which, we think, will have immediate, positive impacts but also anyone who lives in an apartment building. And, that is literally millions of Americans today, who may not know that the reason that they don’t have choice in their apartment building is because someone else has made the decision for them. And so, what this order does is really prohibit those types of agreements that are really only intended to squash competition and then also create sunshine and transparency for those exclusive marketing agreements that sometimes can confuse consumers into believing that they only have one choice in the building, because they’re only being marketed by one company. And so, we think this is really a great step forward. And, it’s going to be really positive for consumers.

Ferraro: Okay, got it. That’s great. So, in addition to Starry Connect, you guys are also participating in the Affordable Connectivity Program, which was funded through the bipartisan infrastructure law and is managed by the FCC. Do you have a sense of how many Starry subscribers are participating in the Affordable Connectivity Program?

Abrams: So, we were qualified first under the Emergency Broadband Benefit and, again, for those listeners who may not be fully aware, there was a piece of legislation that was passed at the end of 2020 that provided for an emergency fund to be able to ensure connectivity for Americans during the COVID-19 emergency period. That EBB program, which Starry was qualified specifically for our Starry Connect Program, has now migrated and evolved to the Affordable Connectivity Program (ACP). Starry is unique in that we were qualified for our Connect program, which means any consumer of any household that’s living in the Starry Connect qualified community is automatically eligible for the Affordable Connectivity Program. And, that means that it’s a very simple sign-up process. You sign up for Starry service and then you affirmatively opt in to the ACP and then you’re able or your household is able to receive the benefit of that $30 subsidy. And, because we sort of remove that additional step, right, because you are qualified again as a premise, right? That has really removed barriers for families to get the connectivity that they need. And, today nearly 70% of all of our ACP subscribers are new households coming to Starry and our service and about 30% were existing Starry subscribers living in our Connect communities. And so we have seen the ACP and the EBB—it has just been a huge benefit to families who really were making tough choices, right? In some, actually probably more than we would like to admit, cases families are choosing to pay for broadband or pay for food. And in many, many cases, when you’re looking at a household that’s like “do I pay my wireless bill” or “do I pay for home broadband?” Those were the choices that people were having to make and we know today that home broadband is not a nice to have. It is essential. It’s essential for work. It’s essential for school, even when kids aren’t virtually learning. They have homework that needs to be completed online. And they can’t do that if they don’t have adequate reliable and affordable broadband at home and I think what the ACP does is ensures that for our most vulnerable families.

Ferraro: So, in Starry’s case, I presume there are a lot of your subscribers who are Starry Connect subscribers so they’re getting low cost broadband service and I also assume that a lot of them qualify for ACP. So, are there some of your subscribers who are getting broadband service for free now?

Abrams: Absolutely. And, we designed our low-cost offering and created a special plan actually in recognition of the ACP in order to get the best broadband to as many families as possible for the lowest or no cost. And, that’s really, really critical. I think, you know, we as a country, I think are having a real positive moment with broadband where it is recognized on both sides of the aisle that broadband is essential if we want our country to thrive. We cannot leave people behind. And, as such, the investment in broadband infrastructure, in broadband subsidy programs like this are going to have immediate and most importantly long term impacts on our communities, economically, from a healthcare standpoint and, obviously, for education. And, I think that we’re in a really unique moment for our country, that it feels like all the oars are rowing in the same direction. And, that’s really important. And, for us as a provider, our small part of this is making sure that we get as much information out as possible for consumers to make those decisions, get the best plan possible for their households and really start to march towards that goal of universal broadband access across every American household.

Ferraro: So, I’m thinking a little bit about what you just said. And, yes, it is a very positive moment for broadband and, yes, everybody, in a lot of ways, seems to be working together. At the same time, Starry’s a little unique because you guys offer a low-cost option. You seem to be in favor of some sort of rate regulation. You, last time we talked, you were pro the now-somewhat-dead Governor Cuomo law of mandating a $15 broadband option in New York. And, the wireless industry is largely against, you know, that kind of stuff. So, where’s the disconnect there between Starry’s point of view on that kind of stuff and the industry at large?

Abrams: I wouldn’t say that we’re pro-rate regulation.

Ferraro: Fair enough.

Abrams: We’re pro-competition, okay. Competition is actually that natural mechanism that helps regulate rates and you know, unfortunately, what is the stat today it’s more than 67 percent of this country doesn’t have a choice for broadband provider. You know, when you don’t have choice, we all know what happens right? And, so for us, the natural mechanism for ensuring that there’s affordable choice for people and affordable options is competition. And, I think that the administration and the FCC has recognized the role—and the powerful role—that competition plays in enabling choice and affordability. And, I think the policies that they’ve implemented definitely reflect that. You know, if we have a healthy marketplace, we’re gonna have healthy price points and in terms of options, right—whether it’s low cost to the high end—and by the way not only, just you know, driving affordability, but then driving technology, innovation and driving options, right? Like if there wasn’t competition, the marketplace you wouldn’t be talking about like 1 gig to 10 gig, whatever, you know, the amount is and some people can hand wave that and say well, that’s a lot of marketing, but you know, what drives that is competition. That’s really healthy and important for consumers.

Ferraro: Yeah, absolutely. So, just sticking with low-income communities. Just for one more question. Is there anything that you’ve learned in the past year or so about hurdles when it comes to connecting low-income communities or ways to do this more successfully?

Abrams: Absolutely. And I think that the way that, especially the way that we’ve approached our Starry Connect program in starting with, one, it’s a partnership program, and I think that as providers, not just Starry but everyone who works in a community, should always view that community as a partner. And, should treat that community with respect. And also, meet that community where it’s at—whether it’s in a native language that might not be English, whether it’s in programming community engagement activities that meet the needs of a community, the way that you engage with a senior community can be very different than a community that is as populated with families with young kids. Recognizing how you work within those communities is really, incredibly important to your success. And, it’s incredibly important also to building trust. And I think what we have found going into communities is that trust, particularly in our public and affordable housing communities, has been broken time and time again. And, so the onus is on us to rise above that to build that foundation of trust to work with communities so that they understand that we’re not just there and then wiping our hands and we’re gone. But, we’re there as a partner to them because we are an internet service provider that’s in their home, providing them a critical service. We recognize what a unique and special place that is. And, so we really, truly work within these communities to show them that we care. So, regardless of whether or not you’re a Starry Connect community or you’re in a market-rate community, everyone is treated the same—with the same level of service, the same level of customer care. And, I think that’s really a key part of why we’ve been able to grow this program so quickly. It’s because of that level of service in the land the word of mouth that spreads in the communities.

Ferraro: And just one final question, just to close this out, tell me a bit about Starry’s growth plans. You guys have a forthcoming IPO, I know you expect to receive $269 million-ish from RDOF, the Rural Digital Opportunity Fund. I’ll save you the trouble of having to give the background that I’m leaving out and I assume Starry hopes to receive grant funding through the infrastructure laws that will be coming from NTIA. So, what will all of that allow you to do? How does Starry see its role or its future as an ISP here in the US?

Abrams: Nicole, we could just do a whole podcast and just do it in acronyms.

Ferraro: Exactly. Oh my god. It would be the most fun, least interesting podcast of all time.

Abrams: Yeah, let’s do it.

Abrams: We have a very, very busy roadmap ahead of us. I think since the last time we talked, we launched a new market, Columbus Ohio. As you mentioned, we were awarded $268 million in RDOF funding. So, that’s gonna allow us to really expand outside of our core urban footprint, into suburban, exurban areas in the markets that we won. We are marching down a path to become a publicly traded company as we announced last October. And so, we expect that transaction will close before the end of the first quarter of this year. There’s just a lot ahead of us. We’ll be building new markets. We’ll be expanding our footprint in current markets. And, of course, always, always investing in Starry Connect and really ensuring that our public and affordable housing communities don’t get left out of that expansion. Of course, there’s going to be opportunities with broadband infrastructure money and we’ll certainly be participating in that as that money gets rolled out through NTIA and the states. And you know, we’re just plodding forward and growing. And so, it’s an exciting time for the company.

Ferraro: Awesome. Just plodding forward I think could really sum up how a lot of us are feeling right now. But, you said it in a positive way, so on that note, thank you so much, Virginia, for your time. I really appreciate it and enjoy talking with you.

Abrams: This has been great. Thanks so much.

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Group Holdings, Inc., (formerly known as Starry Holdings, Inc., “Starry Group Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021, January 14, 2022, February 4, 2022 and February 9, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Group Holdings, referred to as a proxy statement/prospectus. The Form S-4 has been declared effective by the SEC and the definitive proxy statement/prospectus has been sent to all FirstMark stockholders. Additionally, Starry Group Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Group Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Group Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Group Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus filed by Starry Group Holdings and other documents filed by FirstMark or Starry Group Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Group Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communications, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Group Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Group Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Starry Group Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Group Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Group Holdings or FirstMark gives any assurance that Starry, Starry Group Holdings or FirstMark will achieve its expectations. None of Starry, Starry Group Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors for Starry and Starry Group Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com